

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 7.75% Notes due 2025 of SACHEM CAPITAL CORP. under the Exchange Act of 1934.

Sincerely,

Ben Sayn

An Intercontinental Exchange Company